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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             OMEGA WORLDWIDE, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)


                                   68210B108
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                                 (CUSIP Number)


   ESSEL W. BAILEY, JR. (734) 222-4602 315 East Eisenhower Parkway, Suite 212,
                           Ann Arbor, Michigan 48108
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 2, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 68210B108
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Essel W. Bailey
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
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                7   SOLE VOTING POWER
  NUMBER OF
                    289,274
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    150,969
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    289,274
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    150,969
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     969,047*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.84%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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    * Disclaims beneficial ownership in an additional 65,766 shares held by Mr.
Bailey as proxyholder solely in connection with the Company's Annual Meeting on May 2, 2002. See item #6.
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CUSIP NO. 68210B108
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Menakka Bailey
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
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                7   SOLE VOTING POWER
  NUMBER OF
                    528,804
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    150,969
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    528,804
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    150,969
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     969,047
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.84%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D dated January 12, 2001, as amended March 8 and 12, 2002, and previously filed by Essel W. Bailey Jr. and Menakka Bailey, the reporting persons. The class of equity securities to which this Amendment relates is the common stock, par value $0.10 per share (the "Common Stock") of Omega Worldwide, Inc. (the "Issuer" or "Company").

     Items 6 and 7 of Schedule 13D are hereby amended by the reporting persons by adding the following thereto:


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Addition as follows:

         At the Annual Meeting of the Stockholders of the Company on May 2, 2002, Mr. Bailey voted the 969,047 shares of the Company beneficially owned by him and Menakka Bailey, the reporting persons herein, against the Board's proposed slate of directors. Also he voted against the Board's proposed slate of directors as proxyholder (with respect to the Annual Meeting only) for 65,766 additional shares, 50,000 held by David and Claudia Stover, 11,614 held by the Thomas Franke Trust and 4,152 held by Oak Associates. Mr. Bailey disclaims any beneficial ownership with respect to the 65,766 shares.



Item 7. Material to be Filed as Exhibits.

         Exhibit 1. Letter dated May 2, 2002 addressed to Omega Worldwide Board of Directors.


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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of the other Reporting Persons.

Date:    May 7, 2002                             /s/ Essel W. Bailey, Jr.
                                                 ------------------------------
                                                 Essel W. Bailey, Jr.


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                                    SIGNATURE

         After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of her and each of the other Reporting Persons.

Date:    May 7, 2002
                                                  /s/ Menakka Bailey
                                                  ------------------------------
                                                  Menakka Bailey



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Exhibit 1

May 2, 2002


Board of Directors
Omega Worldwide, Inc.
900 Victors Way, Suite 345
Ann Arbor, MI 48108

Gentlemen:

The undersigned are writing on behalf of each of the holders of the outstanding shares of Omega Worldwide, Inc. (OWWI) listed in this letter, each of whom may or may not participate or vote at the 2002 Annual Meeting of shareholders of OWWI to be held May 2, 2002, 11:30 a.m. It is the express intent of the undersigned that these expressions are individual ones, not of a group, and this expression is not intended to constitute a group action within the meaning of either Schedule 13(D) of the Exchange Act or the provision of the so called OWWI shareholder rights agreement ("poison pill plan").

The undersigned intend to oppose the Board's proposed slate of directors at the annual meeting if they choose to vote. This is not personal; the position reflects the dissatisfaction of the undersigned individually with the manner in which the business of the Company has been managed for the past two years, including specifically:

     a) the refusal after repeated requests to eliminate the poison pill and other management/director protections, all to the detriment of shareholders;

     b) the limitation imposed by the poison pill on the free exchange of information and views among the large shareholders;

     c) the failure to place in the proxy a timely filed shareholder resolution demanding rescission of the shareholder rights agreement;

     d) the failure to adequately disclose to shareholders what actions the Board is taking or has taken to maximize shareholder value; and

     e) the continuing erosion of the value of the business of the Company, as reflected in financial results and stock price.

Finally, the undersigned individually believe that your failure to consider recent proposals to purchase all of the shares of the Company ought to be reconsidered. The Company is not a proper steward for our investment. The undersigned individually would support and view favorably, any offer for the Company at a price of $3.00/per share and request that any bid for the Company shares by a credible party at a price per share of $3.00 or more should be pursued actively and negotiated to a transaction at the earliest possible time. Conditioned upon waiver of the poison pill, the undersigned would grant to any credible party an option to purchase their shares.

While this letter is sent by various shareholders or their proxies as shown, it is only intended to communicate commonly held views, and we are not acting as a group for any purposes including but not limited to either Schedule 13(D) of the Exchange Act or the provisions of the poison pill. Significant other shareholders offered proxies for the annual meeting which could not be accepted because of the potential threat by the Board of Directors to invoke the penal previsions of the shareholder rights agreement.

David and Claudia Stover     Number of shares with voting authority       50,000
Essel & Menakka Bailey       Number of shares with voting authority    1,019,047
Oak Associates               Number of shares with voting authority        4,152
Thomas Franke Trust          Number of shares with voting authority       11,614